Exhibit 1

SFL - Ship Finance International Limited Announces Exercise of Underwriters' Over-Allotment Option
Press release from Ship Finance International Limited - 03.05.2018
Ship Finance International Limited ("Ship Finance" or the "Company") (NYSE: SFL) today announced the underwriters in its underwritten public offering of $150 million aggregate principal amount of Convertible Senior Notes due 2023 (the "Notes") have exercised a portion of their option to purchase additional Notes to cover over-allotments and are purchasing an additional $14 million aggregate principal amount of Notes.  The over-allotment option was granted to the underwriters by the Company in connection with the previously consummated offering of $150 million aggregate principal amount of the Notes.  Settlement of the sale of additional Notes is expected to occur on May 4, 2018, subject to customary closing conditions.  The Notes pay interest quarterly in arrears at a rate of 4.875% per annum, and will mature on May 1, 2023, unless earlier repurchased, redeemed or converted. The Notes are convertible into, at the Company's election, cash, common shares, or a combination of cash and common shares, as further described in the offering prospectus. The conversion rate for the Notes is initially 52.8157 common shares per $1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately $18.93 per common share, and is subject to adjustment under the terms of the Notes.
The Company intends to use the net proceeds received from the offering of the Notes for general corporate purposes, including working capital. The Company continuously evaluates potential transactions that it believes will be accretive to earnings, enhance shareholder value or are in the best interests of the Company. Any funds received may be used by the Company for any corporate purpose, which may include pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of its operations, repayment of existing debt, share repurchases, short term investments or other uses.
Morgan Stanley & Co. LLC, Jefferies LLC and Citigroup Global Markets Inc. are acting as joint book-running managers for the offering of the Notes. DNB Markets, Inc., Seaport Global Securities LLC, BTIG, LLC, ABN AMRO Securities (USA) LLC and ING Financial Markets LLC are acting as co-managers.
The offering of the Notes is being made by means of a prospectus supplement to the prospectus forming a part of the Company's effective shelf registration statement filed with the Securities and Exchange Commission (the "SEC") on September 26, 2016 and other related documents. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus supplement may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY, 10022, by email at Prospectus_Department@Jefferies.com or by phone at +1 877 821 7388, or Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, at +1 800 831 9146. Before you invest, you should read the prospectus supplement and accompanying base prospectus along with other documents that the Company has filed with the SEC for more complete information about the Company and this offering.

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, the Notes, the Company's common shares or any other securities, nor will there be any sale of convertible notes, the Company's common shares or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
The Company further announced that the Company's board of directors has awarded 83,000 options to employees as part as of the management incentive program. The options have been issued pursuant to the Company's Share Option Scheme and will have a five-year term with a three-year vesting period. The initial strike price is $14.67 and the first options will be exercisable from April 2019.
May 3, 2018
The Board of Directors
Ship Finance International Limited
 Hamilton, Bermuda

Investor and Analyst Contact:

Harald Gurvin, Chief Financial Officer: +47 23114009
 André Reppen, Senior Vice President: +47 23114055

Media Contact:

 Ole B. Hjertaker, Chief Executive Officer: +47 23114011

About Ship Finance

Ship Finance International Limited (NYSE: SFL) has a unique track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time.

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions. Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.